FOR IMMEDIATE RELEASE           Contact: Guy T. Marcus
January 22, 1999                         Vice President-Investor Relations
                                         (214) 978-2691


               HALLIBURTON ENTERS AGREEMENT TO DIVEST LWD BUSINESS

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it has entered into an agreement with W-H Energy Services, Inc. for the sale of
Halliburton's        logging-while-drilling        (LWD)       and       related
measurement-while-drilling (MWD) business known as PathFinder. This sale is being made to comply with the consent decree Halliburton entered into with the U.S. Department of Justice on September 29, 1998 in order to conclude the antitrust review of Halliburton's merger with Dresser Industries, Inc.

         Completion of the sale of the PathFinder business is subject to approval by the Department of Justice. It is expected that the sale will be completed in March. Halliburton and W-H did not disclose the terms of the sale.

         Following completion of the sale, Halliburton and W-H will cooperate in an orderly transition of the PathFinder business to W-H. Halliburton will provide separate LWD services through its Sperry Sun business unit, which was acquired as part of the merger with Dresser. In addition, Halliburton will continue to provide sonic LWD services using its existing technologies, which it will share with PathFinder.

         W-H Energy Services, Inc. is a privately owned, Houston-based, oilfield service company. W-H, through its nine subsidiaries, provides a wide range of

                                     -more-

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         Halliburton Company                                  page 2


oilfield services throughout the Gulf Coast including MWD services through its subsidiary, Thomas Energy Services. Following the completion of its acquisition of PathFinder, W-H intends for PathFinder to continue its operations in the United States, the North Sea and other international locations.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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